Annual General Meeting of Shareholders of Can-Fite BioPharma Ltd.

Date: May 31, 2021

See Voting Instructions On Reverse Side.

Please make your marks like this: ☒ Use pen only

	For	Against	Abstain
1. To re-elect Ilan Cohen to the Company's Board of Directors until his term expires in accordance with his class.	☐	☐	☐
2. To approve a grant of options to Pnina Fishman, the Company's Chief Executive Officer.	☐	☐	☐

	Yes	No
2A. Please mark **YES** if you are a controlling shareholder or have a personal interest in the said resolution, as such terms are defined in the Proxy Statement of the Company. Please mark **NO** if you are not. **IF YOU DO NOT MARK ONE OF THE BOXES YOUR VOTE SHALL NOT BE COUNTED.**	☐	☐

	For	Against	Abstain
3. To increase the Company's authorized share capital by 4,000,000,000, such that following the increase, the authorized share capital shall equal NIS 1,000,000,000 divided into 5,000,000,000 ordinary shares, par value NIS 0.25 each, and to amend the Company's articles of association accordingly.	☐	☐	☐
4. To approve the amendment to our Compensation Policy in relation to the Directors and Officers Insurance policy by an increase of the annual premium payable for the directors' and officers' insurance policy.	☐	☐	☐

	Yes	No
4A. Please mark **YES** if you are a controlling shareholder or have a personal interest in the said resolution, as such terms are defined in the Proxy Statement of the Company. Please mark **NO** if you are not. **IF YOU DO NOT MARK ONE OF THE BOXES YOUR VOTE SHALL NOT BE COUNTED.**	☐	☐

	For	Against	Abstain
5. To approve the re-appointment of Kost Forer Gabbay& Kasierer, registered public accounting firm, a member firm of Ernst & Young Global, as the Company's registered public accounting firm for the year ending December 31, 2021 and until the Company's next annual general meeting of shareholders, and to authorize the audit committee to fix such accounting firm's compensation.	☐	☐	☐

Authorized Signatures - This section must be completed for your instructions to be executed.

Please Sign Here

Please Date Above

Please Sign Here

Please Date Above

← Please separate carefully at the perforation and **return** just this portion in the envelope provided. ←

Annual General Meeting of Shareholders of Can-Fite BioPharma Ltd. to be Held on May 31, 2021 for Holders as of May 3, 2021

MAIL

- Mark, sign and date your Voting Instruction Form.
- Detach your Voting Instruction Form.
- Return your Voting Instruction Form in the postage-paid envelope provided.

All votes must be received by 12:00 p.m. E.S.T. on May 25, 2021

PROXY TABULATOR FOR

CAN-FITE BIOPHARMA LTD.
P.O. BOX 8016
CARY, NC 27512-9903

EVENT #

CLIENT #

Can-Fite BioPharma Ltd.
Instructions to The Bank of New York Mellon, as Depositary
(Must be received prior to 12:00 p.m. E.S.T. on May 25, 2021)

The undersigned registered owner of American Depositary Shares hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the amount of Shares or other Deposited Securities represented by such Shares of **Can-Fite BioPharma Ltd.** (the "Company"), registered in the name of the undersigned on the books of the Depositary as of the close of business on **May 3, 2021** at the **Annual General Meeting of Shareholders** of the Company to be held on **May 31, 2021** at **3:00 p.m.** (Israel time), at the offices of the Company, located at 10 Bareket Street, Petach Tikva, Israel, and at any adjournments or postponements thereof, in respect of the resolutions specified on the reverse side.

THE BOARD OF DIRECTORS RECOMMENDS
A VOTE "FOR" ON EACH OF THE PROPOSALS AT THE MEETING

NOTE:

1. **Please direct the Depositary how to vote by placing an X in the box opposite each agenda item.**
2. **It is understood that, if this form is signed and returned but no instructions are indicated in the boxes, then a discretionary proxy will be given to a person designated by the Company.**
3. **If no voting instructions are received by the Depositary from a Holder (either because no voting instructions are returned to the Depositary by a Holder or because the voting instructions are incomplete, illegible, or unclear), the depositary shall have no obligation to, and shall not, exercise any voting rights attaching to such Deposited Shares.**

(Continued and to be marked, dated and signed, on the reverse side)

PROXY TABULATOR FOR
Can-Fite BioPharma Ltd.
P.O. Box 8016
CARY, NC 27512-9903